September 26, 2006
Confidential Treatment Requested by
Dominion Resources, Inc. pursuant to 17 CFR 200.83

Letter omits confidential information included in unredacted version of letter submitted to the Division of Corporation Finance

Asterisks denote omitted information
Mr. Michael Moran
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

  RE:     Dominion Resources, Inc.
          Form 10-K, for the year ended December 31, 2005
          Filed March 2, 2006
          File No. 1-08489

Form 10-Q, for the three months ended March 31, 2006
Filed May 4, 2006

Form 10-Q, for the six months ended June 30, 2006
Filed August 3, 2006

Dear Mr. Moran:

Dominion Resources, Inc. (the Company) received the Staff's letter dated September 12, 2006, which provided comments on the above-referenced documents. References to "Dominion" in the letter refer to Dominion Resources, Inc. and its consolidated subsidiaries. A redacted version of this response letter has been filed on EDGAR, and an unredacted version has been sent by facsimile.

CONFIDENTIAL TREATMENT

Confidential treatment of portions of Exhibit A to this letter (the Response) is being requested by Dominion Resources, Inc. pursuant to the Freedom of Information Act and the Commission’s rules. Please contact the following with any questions or comments:

Mr. Steven A. Rogers
Senior Vice President and Controller (Principal Accounting Officer)
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Telephone: (804) 819-2410
Facsimile: (804) 819-2233

Portions of this Response are confidential and contain confidential business information. Consequently, we request that the Commission keep those portions of this Response confidential to the fullest extent possible under the Commission’s rules and procedures and that at the conclusion of this matter, or earlier should you no longer require this Response, that those portions and all copies thereof be returned to the undersigned.

We further request that the Commission (1) not grant access to the confidential portions of this Response by third parties and (2) notify us of any request by any person, agency, or entity to review, copy or otherwise obtain those portions of this Response and provide us the opportunity to substantiate our claim of confidentiality before such information is released.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff's comments are set forth below and are followed by the Company's responses.

Dominion Resources, Inc. Form 10-K for the year ended December 31, 2005

Critical Accounting Policies and Estimates, page 20

Use of estimates in long-lived asset impairment testing, page 21

1.
We note your disclosure that in 2005 you tested a group of gas and steam turbines held for future development with a carrying amount of $187 million for impairment. Please summarize for us the conditions that led to the impairment testing of such assets in development and summarize for us the status of such conditions to date. Further, please summarize your impairment tests that were conducted and the key assumptions used.

Response

Conditions that Led to Impairment Tests

Dominion acquired four gas and two steam turbines in 2004 for a total cost of approximately $187 million. These turbines will be used at future sites that are currently being evaluated for development. In the third quarter of 2005, Dominion management reevaluated development site options related to these turbines. During this analysis process, Dominion management became aware that the market values of the turbines were less than their carrying amounts. In paragraph 8(a) of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, “a significant decrease in the market price of a long-lived asset” is provided as an example of when to test a long-lived asset for recoverability. Accordingly, Dominion concluded that the decline in market values of the turbines was an event that triggered a test of recoverability for those assets.

Dominion believes that the conditions leading to the decline in market value of these long-lived assets have not significantly changed since these assets were tested for recoverability in 2005.

Summary of Impairment Test and Key Assumptions

Please see Exhibit A for a summary of the impairment test and key assumptions.

Analysis of Consolidated Operations, page 25

2.
Please explain to us the hedged forecasted transaction which led to the $75 million ineffectiveness charge noted on page 26. Please explain to us how you concluded the hedging relationship is still highly effective. In this regard, explain how you assess hedge effectiveness.

Response

The $75 million increase in hedge ineffectiveness expense primarily resulted from the change in locational basis differentials surrounding forecasted natural gas and crude oil sales, primarily resulting from the market impacts of hurricanes Katrina and Rita, which occurred in August and September 2005, respectively. The derivative hedging instruments are based on the Henry Hub, LA delivery point for natural gas and the Cushing, OK delivery point for crude oil. In certain instances, natural gas basis derivative hedging instruments are used in combination with the Henry Hub derivatives to reduce or eliminate ineffectiveness caused by locational basis differential. The delivery points for the natural gas hedged items include locations in the Houston Ship Channel, Appalachia, Rocky Mountains, Permian and Mid-continent areas and the crude oil hedged items include primarily delivery points within the Gulf of Mexico area. Under each hedge strategy and in accordance with its hedge policy, Dominion assesses effectiveness using regression analysis. At the inception of the hedge and on at least a quarterly basis thereafter, regression analysis is performed utilizing the most recent 36 months of data in determining whether the changes in fair value of the hedging instruments (including basis derivative instruments) are expected to be highly effective in offsetting the changes in fair value of the hedged items. In order to be considered highly effective, the hedging relationship must exhibit a coefficient of determination within the range of 80% - 100% and a slope within the range of 0.8 to 1.25. The natural gas and oil hedging relationships that experienced the increase in ineffectiveness were subjected to the regression analysis described above. This analysis at December 31, 2005 and in each subsequent quarter to date has resulted in an expectation that the hedging relationships will continue to be highly effective despite the increase in ineffectiveness.

3.
Summarize for us the credit exposure which led to the $51 million charge taken related to the Calpine Corporation bankruptcy. In this regard, help us understand the fact pattern surrounding the charge, and why a reserve was not required at some sooner point in time. Revise your disclosure in future filings accordingly.

Response

In 1998, Dominion sold its interest in Texas Cogeneration Company (TCC) to Calpine Finance Company, a subsidiary of Calpine Corporation (Calpine). Dominion received as consideration a cash payment of $52.7 million and a note receivable of $57.8 million. The note accrues interest at an annual rate of 8% and includes a parental guarantee from Calpine.

Through September 30, 2005, Calpine was in compliance with the terms of the note and payments under the note were current. Based on these facts and an internal analysis of long-term recoverability, Dominion determined that a credit reserve was not warranted. In October 2005, it became more apparent that Calpine may be encountering some financial difficulties and as a result Dominion reassessed whether a credit reserve should be established. Dominion believed at that time that possible risks associated with Calpine’s performance on the note were mitigated by Calpine’s liquidity position and assertions by Calpine’s management team that the company would work towards a turnaround without seeking bankruptcy protection. It was therefore determined that no credit reserve should be established in Dominion’s financial statements filed in its quarterly report for the quarter ended September 30, 2005.

By December 2005, based on the view that Calpine may file Chapter 11 bankruptcy, Dominion’s legal, accounting and credit risk management personnel discussed recovery possibilities for the note, including certain discussions with Calpine over possible settlement or restructuring, as well as the possible need for a valuation reserve at December 31, 2005.

On December 22, 2005, Calpine and its subsidiaries, filed for Chapter 11 bankruptcy protection. At that time, Dominion assessed the recovery possibilities of the note based on the views of legal counsel, a Fitch Recovery Analysis, and unsolicited bids received for purchase of the claim. Based on these considerations, Dominion established a reserve equal to 85% of the carrying amount of the note receivable, reducing the net carrying amount to $8.9 million as of December 31, 2005.

Subsequently, in the second quarter of 2006, the bankruptcy court approved a settlement agreement between Dominion and Calpine that provides for priority payments to Dominion totaling $18 million in complete satisfaction of the note. The settlement payments are being received from Calpine in accordance with the terms of the settlement agreement over the second half of 2006. As this note receivable is expected to be fully repaid by December 31, 2006, no additional disclosures are expected to be necessary in future filings.

Financing Cash Flows and Liquidity, page 34

4.
We presume you evaluated your forward equity sale contract under EITF Issue 00-19, if not please explain. If so, please provide to us your analysis that supported equity classification, in particular with respect to paragraphs 12-32 of EITF Issue 00-19.

Response

The Company evaluated the forward equity sale contract using the criteria described in EITF Issue 00-19. Based on its analysis, the Company concluded that equity classification was appropriate. See Exhibit B for the Company’s analysis.

Consolidated Balance Sheets, page 46

5.	Prospectively, please classify your intangible assets separately on the face of your consolidated statement of financial position pursuant to paragraphs 42 of SFAS No. 142.

Response

Prospectively, the Company will classify intangible assets separately on the face of the Consolidated Statement of Financial Position pursuant to paragraph 42 of SFAS No. 142.

Consolidated Statements of Cash Flows, page 49

6.	Please explain what comprised other adjustments to net income of $180 million for the year ended December 31, 2005 and revise in future filings to provide a more meaningful breakdown or description.

Response

The $180 million reported as Other adjustments to net income primarily consists of the following:

• $60 million - This adjustment to net income represents the reclassification to financing cash flows of prepayment penalties due to the early redemption of debt, as well as the impact of non-cash expenses for debt discount, premium and issuance costs.
• $23 million - Non-cash adjustment to net income related to stock compensation expense.
• $96 million - This non-cash expense represents the current replacement cost of natural gas that has been supplied from Dominion’s transmission pipeline and storage operations’ system gas and either consumed in operations or delivered to customers.

In future filings, the Company will provide a more meaningful breakdown or description of material items included in Other adjustments to net income.

7.
Explain why you are reflecting realized gains and losses as adjustments to net income. In this regard, we note your appropriate inclusion of unrealized gains and losses, but are unsure why realized amounts would be reflected as an adjustment. Please include in your response the gross amounts of the realized and unrealized gains and losses you have netted to $335.

Response

The $335 million amount reflected as Net realized and unrealized derivative (gains)/losses represents the net change in derivative and derivative-related accounts (i.e. derivative assets and liabilities and accumulated other comprehensive income). In addition to unrealized gains and losses that have been reflected in earnings, the amount includes realized cash gains and losses with no related income statement impact in the period. For example, a derivative instrument can cash settle, but under hedge accounting the impact is not reflected in earnings until the period in which the forecasted transaction occurs.

Pursuant to paragraph 29 of SFAS No. 95, Statement of Cash Flows, the Company has included this major class of reconciling item separately in its reconciliation of net income to net cash flow from operating activities using the indirect method. The cash and non-cash components of this reconciling item are not readily determinable due to the methods by which the Company captures and records the related derivative transactions.

Note 2. Significant Accounting Policies, page 50

Electric Fuel, Purchased Energy and Purchased Gas—Deferred Costs, page 51

8.
Please tell us the amount of deferred fuel costs that were incurred through 2003. Also, please explain to us why you believe such costs remain recoverable, in particular, when fuel deferral accounting is no longer applicable. In short, please support your basis for regulatory asset classification.

Response

The amount of deferred electric fuel costs that were incurred through 2003 was $319 million. In December 2003, the Virginia State Corporation Commission approved the Company’s 2004 fuel factor including the specific recovery of the $319 million deferred fuel balance over a three and a half year period ending June 30, 2007. In April 2004, the Governor of Virginia signed into law amendments to the Virginia Electric Utility Restructuring Act (Virginia Restructuring Act) and the Virginia Fuel Factor Statute. These amendments among other things locked in the Company’s fuel factor provisions until the earlier of July 1, 2007 or the termination of capped rates and provided for a one-time adjustment of the Company’s fuel factor effective July 1, 2007 through December 31, 2010 with no adjustment for previously-incurred over-recovery or under-recovery. These changes eliminated deferred fuel accounting for Virginia jurisdictional fuel costs incurred beginning January 1, 2004. The Virginia Restructuring Act did not include any changes to the recovery of the 2003 deferred fuel amount. Accordingly, Dominion concluded that these previously-incurred costs are probable of being recovered through fuel surcharges to Virginia jurisdictional customers and therefore they meet the criteria of a regulatory asset as defined in paragraph 9 of SFAS No. 71, Accounting for the Effects of Certain Type of Regulation. Through June 30, 2006, Dominion has recovered $216 million of these costs through its fuel surcharges.

Please note the following relevant disclosures included elsewhere in Dominion’s Annual Report on Form 10-K for the year ended December 31, 2005:

Page 63: Note 14. Regulatory Assets and Liabilities

Footnote (3) to the chart:

3) In connection with the settlement of the 2003 Virginia fuel rate proceeding, we agreed to recover previously incurred costs through June 30, 2007 without a return on a portion of the unrecovered balance. Remaining costs to be recovered totaled $139 million at December 31, 2005.

Page 7: Item I. Business

Rate Matters
Virginia—In December 2003, the Virginia Commission approved the proposed settlement of our 2004 fuel factor increase of $386 million. The settlement includes a recovery period for the underrecovery balance over three and a half years. Approximately $171 million and $85 million of the $386 million was recovered in 2004 and 2005, respectively. The remaining unrecovered balance is expected to be recovered by July 1, 2007.

Allowances Held for Resale, page 54

9.
You indicate that allowances held for resale are carried at cost. To the extent such allowances are below fair value please explain if you record any provision to recognize net realizable value; if not, then please provide the GAAP analysis used to support your accounting policy.

Response

Emissions allowances held for resale are classified as inventory and are recorded at the lower of cost or market. In accordance with the lower of cost or market requirements, on a quarterly basis the carrying amounts of emission allowances are compared to their fair values. If fair value is lower than cost, then the allowances are written down to net realizable value. Dominion will prospectively clarify its disclosure to indicate that these allowances are carried at the lower of cost or market.

Note 16. Variable Interest Entities, page 64

10. Please provide to us your FIN 46R analysis regarding the power purchase contracts that were restructured. In this regard, explain how you determined you were not the primary beneficiary of the variable interest entities. Tell us and disclose in future filings, the maximum exposure the company has to loss as a result of its involvement with the two potential variable interest entities.

Response

Dominion’s only pecuniary interests in the potential variable interest entities (VIEs) are the power purchase agreements (PPAs). The equity holders of the VIEs have the ability to provide power under the PPAs either from their coal-fired power plants owned by the VIEs or by purchasing power from the PJM Interconnection, LLC (PJM), a regional transmission organization. The PPAs provide for fixed capacity payments and variable energy payments. The variable energy payments fluctuate over time based on a coal index.

In performing the FIN 46R analysis, Dominion identified the equity holder’s investment and our pecuniary interest in the PPAs as the significant variable interests to be considered in the analysis. Dominion considered the following key factors in determining that Dominion is not the primary beneficiary of these VIEs:

•
Dominion has determined that the VIEs’ power plants are likely to operate an additional 25 years after the expiration of the PPAs. Therefore, the PPAs are in effect for only 30% of the remaining economic life of the VIEs. The PPAs expire in 2015 and 2017 and are not expected to be renewed by Dominion. Dominion made the economic life determination using forward views of the energy markets, operational and maintenance costs of the VIEs’ power plants, and other information received from the VIEs.

•
The variable energy payment was not designed to absorb the variability of the VIEs’ actual fuel costs on a dollar for dollar basis. Rather the energy payment is based on the solid fuel index (SFI), which is a composite average of Dominion Virginia Power’s in-system coal costs. The VIEs’ coal purchase contracts include pricing adjustments that are tied to changes in SFI. However, the coal contracts expire over the next two to five years and most likely would not be renewed at SFI in the current coal market conditions. Furthermore, the energy payment is based on fixed operational performance measures of the power plants, such as a fixed heat rate. If these plants are not operated in a manner consistent with these fixed operational performance measures, then the equity holders directly absorb that variability of the power plants’ performance.

•
As discussed above, the VIEs may fulfill the PPAs by providing power either from the PJM spot market or from the coal-fired power plants owned by the VIEs. Dominion and the VIEs estimate that power will be supplied from PJM approximately 20% of the time to fulfill the VIEs requirements under the PPAs. When power is supplied from the PJM spot market, the PPAs’ energy payment, which is based on SFI, will not match the VIEs actual energy costs (PJM spot price).

•	Dominion did not provide guarantees related to debt or residual asset values that protect the equity holder’s interests.
•	The equity holders absorb variability in operation and maintenance costs, major repair costs and capital expenditures.
•	The VIEs’ equity holders control the dispatch of the plants for their entire useful lives.

In summary, Dominion qualitatively determined that the primary beneficiary of the VIEs are the equity holders since the power purchase agreements are effective for only 30% of the expected lives of the VIEs, the payments in the power purchase agreement only partially reimburse the VIEs’ fuel and energy costs and Dominion has not provided the equity holders with guarantees to protect their interests.

As noted above, Dominion does not have subordinated debt, guarantees, put or call options, or other derivatives with the potential VIEs that expose Dominion to risk of loss. Dominion’s only pecuniary interests in the potential VIEs are the power purchase agreements that require the Company to pay a monthly fixed capacity payment and an energy payment that serves as a proxy reimbursement for the potential VIEs fuel costs when power is purchased. Therefore, Dominion is not exposed to any risk of loss from the contractual arrangements other than the remaining purchase commitments of $1.1 billion as of December 31, 2005, which were included in the disclosure of purchased electric capacity commitments under Long-Term Purchase Agreements in Note 23 to the Consolidated Financial Statements. Dominion will prospectively disclose in its VIE footnote that this is its only exposure to loss related to these potential VIEs in its future filings.

11.  Reference is made to the three remaining potential VIEs from which you are continuing to obtain additional information to perform an analysis under FIN 46R. Please tell us and revise future filings to disclose the amount of your exposure to loss as a result of your relationship with these potential VIEs as required by paragraph 26.c. of FIN 46R. If you have no exposure to loss, please disclose that fact.

Response

As is the case with the two VIEs discussed in the previous response, Dominion does not have subordinated debt, guarantees, put or call options, or other derivatives with these three potential VIEs that expose it to risk of loss. Dominion’s only pecuniary interests in these potential VIEs are the power purchase agreements that requires it to pay a monthly fixed capacity payment and an energy payment that may serve as a proxy reimbursement for the potential VIEs fuel costs when power is purchased. Therefore, Dominion is not exposed to any risk of loss from the contractual arrangements other than the remaining purchase commitments of $2.0 billion as of December 31, 2005, which was disclosed in Note 16. Dominion will clarify that this is its only exposure to loss prospectively in its future filings.

Note 28. Operating Segments, page 79

12.  We note the change in composition of your reportable segments. Based on your disclosure it does not appear that prior periods reflect the changes that were made. For example, you indicate that certain hedging relationships are now reflected in the Dominion Generation Segment. Please see paragraphs 34 and 35 of SFAS no. 131. Please advise and show us what your disclosure will look like revised if applicable.

Response

The composition of Dominion's operating segments changed as of December 31, 2004 as a result of management’s decision for Dominion’s Clearinghouse trading and marketing operations to exit certain energy trading activities and instead focus on the optimization of company assets. Historically, the financial impact of the Clearinghouse’s activities was included in the Dominion Energy segment. In conjunction with the reorganization of the Clearinghouse, beginning in December 2004, the financial impact of the Clearinghouse’s optimization of company assets was included in the results of the business segments operating the related assets. The financial impact of those energy trading activities that were exited in December 2004 remained in the Dominion Energy segment since they did not relate to the optimization of company assets. In determining how to present historical financial information related to its Clearinghouse operations, Dominion evaluated the requirements of paragraphs 34 and 35 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information and restated the prior period financial information where practicable.

For example, revenues and expenses associated with the Clearinghouse’s coal and emissions trading and marketing activities were identifiable in Dominion’s historical accounting records. Therefore, as disclosed in Note 27 to the Consolidated Financial Statements in Dominion's Annual Report on Form 10-K for the year ended December 31, 2004, segment results for 2004 and 2003 were recast to reflect revenues and expenses associated with Clearinghouse coal and emissions trading and marketing activities in the Dominion Generation segment. Segment results for 2002 were not recast, as the financial impact of those activities in that year was not significant.

In contrast, a portion of the Clearinghouse’s power trading and marketing activities were exited in December 2004, since they did not relate to the optimization of company assets. The financial impact of those exited activities remained in the Dominion Energy segment as discussed above. However, the power trading and marketing activities that were entered into after December 31, 2004 relate to the optimization of Dominion Generation’s assets. Accordingly, beginning in 2005 revenues and expenses associated with these ongoing activities have been included in Dominion Generation’s results. The prior years’ impacts of these power trading and marketing activities were not recast as it was impracticable to do so for the following reasons.

In order to recast prior period financial information, Dominion would have had to separate its power trading and marketing activities between those that related to the optimization of company assets and those that did not. However, Dominion never tracked or classified power trading and marketing activities between asset optimization activities and non-asset optimization activities. As a result, there was no distinction in the accounting records and no basis for determining the financial impact of each of those types of activities. There was no practical way to go back and segregate historical results without completing a transaction by transaction analysis of tens of thousands of trades. Consequently, for the years ended December 31, 2004 and 2003, revenues and expenses associated with power trading and marketing activities, including certain energy trading activities exited in connection with the Clearinghouse reorganization, are reported in the Dominion Energy segment.

Therefore, Dominion believes its disclosures related to the change in composition of its operating segments are in accordance with paragraph 34 of SFAS No. 131 which states "Accordingly, an enterprise shall restate those individual items of disclosure that it can practicably restate but need not restate those individual items, if any, that it cannot practicably restate."

Furthermore, Dominion believes its disclosures related to the change in composition of its operating segments are in accordance with paragraph 35 of SFAS No. 131 which states, "If an enterprise has changed the structure of its internal organization in a manner that causes the composition of its reportable segments to change and if segment information for earlier periods, including interim periods, is not restated to reflect the change, the enterprise shall disclose in the year in which the change occurs segment information for the current period under both the old basis and the new basis of segmentation unless it is impracticable to do so."

Form 10-Q for the period ended June 30, 2006

Note 14. Stock Based Awards

13.	Revise your future disclosure to discuss how you estimate forfeitures for purposes of determining your stock compensation expense under SFAS No. 123R.

Response

The Company estimates forfeitures based on historical experience. The Company’s forfeiture rate has historically been insignificant and it is not expected to materially differ in the future from historical trends. The Company will continue to monitor forfeitures of stock-based awards and if expected forfeitures become significant, the Company will revise its disclosure to include its method of estimating forfeitures for purposes of determining the Company’s stock compensation expense under SFAS 123R.

14.
We note that options to purchase stock are granted at a price not less than fair market value at the date of grant. Please revise your disclosure in future filings to clarify how you determine the fair values of stock options. Also, please refer to the disclosure requirement of SFAS No. 123R, in particular paragraphs 64 and. A240 and A241 and expand your disclosure accordingly in future filings.

Response

The Company has not granted stock options since 2002. The Company did not disclose how it determines the fair value of granted stock options since no options were granted during the periods for which the income statement was presented. If, and when, options to purchase stock are granted in future periods, the Company will disclose how it determines the fair value of granted stock options.

If you have any questions or require further information, please call Ash Sawhney at (804) 771-3962 or me at (804) 819-2410.

Sincerely,

/s/ Steven A. Rogers
Steven A. Rogers
Senior Vice President and Controller (Principal Accounting Officer)

Attachments

Exhibit A

Summary of Impairment Test and Key Assumptions

The impairment tests were performed on long-lived assets that are under development and will not provide service potential until the development is complete. ***********************************************************************. The impairment tests included future cash outflows for expenditures necessary to put the plants in service, as well as replacement and repair expenditures, in order to maintain the expected service potential of the assets’ components. ***********************************************************************. The results of the impairment tests indicated that the net undiscounted cash inflows for each site exceeded the expected carrying amounts of each fully developed turbine site, demonstrating that the carrying amounts of these assets are recoverable. A summary of the results of the tests follows:

In millions	Expected Book Value as of ****	Undiscounted Net Cash Flows
**** combined cycle plant	****	****
**** combined cycle plant	****	****

Key assumptions for the **** combined cycle plants are as follows:

Key Assumption Description	Assumption
In Service Date	****
Life of Asset	****
Construction Cost to Complete	****
Revenue	****
Fuel	• **** • **** • ****
Operating and maintenance expenses	****
Major maintenance	****

Exhibit B

EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, provides accounting guidance for forward contracts executed by a reporting entity to sell its common stock. Such contracts may provide several settlement methods:
•	Physical settlement — the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer;
•	Net-share settlement — the party with a loss delivers to the party with a gain shares with a current fair value equal to the gain;
•	Net-cash settlement — the party with a loss delivers to the party with a gain a cash payment equal to the gain, and no shares are exchanged.

Under EITF 00-19, unless the economic substance indicates otherwise, forward contracts to sell the reporting entity’s common stock would be initially classified as equity or asset/liabilities based on the following:

  Instruments classified as equity
-	Contracts that require physical settlement or net-share settlement;
-
Contracts that give the reporting entity a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the additional specified criteria have been met.

Instruments classified as assets or liabilities
-	Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company);
-	Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Equity instruments are initially measured at fair value; however, subsequent changes in fair value are not recognized as long as the instrument continues to qualify as equity. (An instrument must be reassessed at each reporting period in order to determine whether or not it must be reclassified.) On the other hand, instruments that are classified as liabilities are initially measured at fair value and should be re-measured at each financial reporting date with changes being included in earnings.

Paragraph 12 of EITF 00-19 provides that contracts that include any provision that could require net-cash settlement cannot be accounted for as equity, except in those limited circumstances in which other holders of the underlying shares also would receive cash (e.g., change in control). [If other circumstances could require net-cash settlement, an evaluation of the likelihood that such circumstances would occur and trigger cash settlement is not relevant. Thus, an assessment of the probability of occurrence may not be used to overcome this conclusion, except when the payment of cash is required only upon the final liquidation of the reporting entity.]

Paragraph 13 of EITF 00-19 provides additional conditions, all of which must also be met for a contract to be classified as equity. Those conditions are provided below, accompanied by an assessment of its applicability to Dominion’s Forward Equity Sale Agreement for 10,000,000 shares of its common stock (Forward Agreement) with Merrill Lynch International (Merrill):

•  The contract permits the company to settle in unregistered shares or in shares registered at the inception of the forward contract (Paragraphs 14-18, EITF 00-19).

Dominion completed a prospectus supplement under a previously existing, effective shelf registration statement (No. 333-106790 on Form S-3) at the time of and in connection with the execution of the Forward Agreement and a Purchase Agreement executed by J.P. Morgan Securities Inc. (Morgan), Merrill and Dominion on September 7, 2004 (Purchase Agreement), whereby Merrill sold to Morgan the 10,000,000 shares of Dominion common stock. The completion of this prospectus supplement, in connection with the currently effective shelf registration statement, accomplished the registration of the shares of Dominion common stock to be issued in settlement of the Forward Agreement at the inception of the Forward Agreement.

In addition, the Forward Agreement provides:

The effectiveness of this Confirmation on the Effective Date shall be subject to (i) the condition that the representations and warranties of [Dominion] contained in the Purchase Agreement dated [September 7, 2004] among [Dominion, Merrill and Morgan] (the “Purchase Agreement”) and any certificate delivered pursuant thereto by [Dominion] be true and correct on [September 13, 2004] as if made as of [September 13, 2004], (ii) the condition that [Dominion] have performed all of the obligations required to be performed by it under the Purchase Agreement on or prior to [September 13, 2004] and (iii) the satisfaction of all of the conditions set forth in Sections 7 and 8 of the Purchase Agreement.

Pursuant to Section 3(a) of the Purchase Agreement, Dominion’s representations and warranties address: 1) its registration statement (No. 333-106790 on Form S-3); 2) the prospectus supplement relating to the Dominion shares of common stock being borrowed by Merrill and those shares contemplated to be issued under the Forward Agreement; and 3) no existence of any order suspending the effectiveness of the registration statement. Accordingly, the Purchase Agreement and the Forward Agreement would have been subject to termination retroactively to September 7, 2004, if the registration process had not been deemed effective as of September 13, 2004.

•  The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding (Paragraph 19, EITF 00-19).

As of June 30, 2004, Dominion had approximately 96.7 million shares authorized and unissued shares available to settle the Forward Agreement after considering all other commitments that may require the issuance of its common stock (e.g., employee savings plans issuance, Dominion Direct, incentive compensation plans, etc.). As of September 28, 2004, there have been no significant changes in the commitments that may require the issuance of common stock since June 30, 2004.

•  The contract contains an explicit limit on the number of shares to be delivered in a share settlement. For clarification purposes, if the forward contract is subject to net-share settlement, the number of shares may be indeterminate, unless subject to specified limit (Paragraph 20-24, EITF 00-19).

The Forward Agreement contains an explicit limit on the number of shares to be delivered in a share settlement. In the case of gross share settlement, the explicit limit would be the sum of the 2 million shares (First Tranche, which covers the sale of 2 million shares at a forward price of $64.62 per share as of the maturity date of December 20, 2004.) and 8 million shares (Second Tranche, which covers the sale of 8,000,000 shares at a forward price of $64.34 per share as of the maturity date of May 17, 2005) plus, if applicable, the maximum number of shares (1 million shares) available under the over-allotment option (Under the terms of the Purchase Agreement, Morgan has an option to purchase up to an additional 1,000,000 shares of common stock at $65.12 per share. Morgan has the right to exercise this option for 30 days from September 7, 2004, solely to cover any over-allotments resulting from its sale of the borrowed shares of Dominion common stock.). The Forward Agreement includes an explicit limit on the number of shares to be delivered as follows:

Notwithstanding any other provision of this [Forward Agreement], in no event will [Dominion] be required to deliver on any Settlement Date, whether pursuant to Physical Settlement, Net Stock Settlement or Cash Settlement, more than [10 million shares (First Tranche - 2 million; Second Tranche - 8 million), subject to increase up to 11 million shares (First Tranche - 2.2 million; Second Tranche - 8.8 million) if the over-allotment option granted in Section 4 of the Purchase Agreement is exercised] of Shares to [Merrill].

•  There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC (Paragraph 25, EITF 00-19).

The Forward Agreement does not contain any such provisions.

•  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions) (Paragraph 26, EITF 00-19).

The Forward Agreement does not contain any such provisions.

•  The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares (Paragraph 27-28, EITF 00-19).

The Forward Agreement does not contain any provisions that require net-cash settlement. For those specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares, the Forward Agreement provides for early settlement as follows:

[Merrill] shall have the right to designate any Scheduled Trading Day to be a Settlement Date for the entire Transaction on at least three Scheduled Trading Days’ notice. [Dominion] shall notify [Merrill] of any such vote within one Scheduled Trading Day and upon the designation of such Settlement Date, [Dominion] shall promptly notify [Merrill] of the settlement method, provided that if [Dominion] fails to do so, Physical Settlement shall apply;

•  There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract (Paragraph 29-31, EITF 00-19).

In the event of a Dominion bankruptcy, Merrill would not hold any rights senior to Dominion common stock shareholders. Specifically, the Forward Agreement provides:

In the event of [Dominion]’s bankruptcy, [Merrill] acknowledges and agrees that this [Forward Agreement] is not intended to convey to it rights with respect to this Transaction that are senior to the claims of common stockholders. For the avoidance of doubt, the parties acknowledge and agree that [Merrill]’s rights with respect to any other claim arising from this Transaction prior to [Dominion]’s bankruptcy shall remain in full force and effect and shall not be otherwise abridged or modified in connection herewith.

•  There is no requirement in the contract to post collateral at any point or for any reason (Paragraph 32, EITF 00-19).

The Forward Agreement does not contain any such provisions.